UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Fund Presentation

Firm Overview Year Founded 1975 Location Memphis, TN (Headquarters), London, Tokyo & Singapore Staff 55 employees Assets Under Management (9/30/09) $32.2 billion US large cap equities (limited capacity) $16.8 billion (Longleaf Partners Fund $7.9 billion) US small cap equities (closed) $2.4 billion (Longleaf Partners Small-Cap Fund $2.4 billion) International equities $3.1 billion (Longleaf Partners International Fund $2.2 billion) Global equities $9.9 billion Ownership Structure Independent; 100% employee owned Partnership Investing Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group Investment Discipline Value oriented; long time horizon; concentrated; bottom-up Target Return Inflation + 10% Portfolio Management Research driven team approach 2

Representative Separate Account Client List Corporate Retirement Plans American Airlines Lloyds TSB Pactiv Bhs Lonza America Parker Hannifin Cable & Wireless National Australia Group Pearson Group Pension Cox Enterprises National Grid USA Rollins DSG Nestle Smurfit-Stone EDS Northern Foods Stagecoach General Mills Northrop Grumman Kellogg Company OfficeMax Lloyd’s Register Ormet Academic Institutions Allegheny College Groton School University of Nebraska Claremont McKenna College Hamilton College University of Pennsylvania Cornell University Syracuse University University of Pittsburgh Georgia Tech Temple University University of Rochester Grinnell College University of Colorado Wellesley College Foundations and Nonprofit Institutions American Legacy Foundation Dana-Farber Cancer Institute The Nature Conservancy American Museum of Natural History Kauffman Foundation The New York Public Library American Psychological Association The Andrew W. Mellon Foundation Yawkey Foundation Carnegie Institution of Washington The Church Pension Fund Clients on the list consist of separate institutional equity accounts representative of each category as of 9/30/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides. 3

Research/Portfolio Management Team Research Analysts/Fund Portfolio Managers Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Josh Shores Memphis Ken Siazon Singapore/Tokyo Client Portfolio Managers Jim Barton Memphi Tim Cook London Gwin Griesbeck London Lee Harper Memphi Frank Stanley Memphi Gary Wilson MemphiSee appendix for full biographies. 4

Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. ·Stocks represent ownership in a business enterprise. ·Every business enterprise has a value. ·With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: ·It protects capital from significant loss over the long-term. ·It allows for large reward when the value is recognized. 5

Security Selection Criteria Good Business Good People ·Understandable •Honorable and Trustworthy •Financially Sound •Capable Operators •Competitive Advantages •Capable Capital Allocators •Pricing Power •Shareholder-oriented •Generates Free Cash Flow •Proper Incentives which will grow Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF ·Current Liquidation Value •Comparable Business Sales 6

Investment = Safety of Principal + Adequate Return Value or Price per share $80 $70 $60 $50 $40 Market Price/Share $30 $20 $10 Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process # of companies Participants 4,000+ Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input Undervaluation with Team debates case 40 2+ analysts scrutinize Good Business/People management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments Portfolio Construction · Pay 60% of intrinsic value to ensure a • Concentrate in 18-22 most qualified names wide margin of safety for adequate diversification · Own competitively advantaged • Manage portfolio exposure: companies — Normal position size 5% with · Partner with high quality management occasional overweights · Own financially sound companies — Stock ownership typically <15% · Invest for the long-term (turnover — 3 name limit in same industry averages 20%) • Hold cash if no qualifying investments · Research team makes decisions • Comply with individual client guidelines · Devil’s Advocate role • Research team decides firm-wide changes · Client portfolio managers monitor individual portfolios in real time 10

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners Fund Information Top 10 Holdings at 9/30/09 Portfolio Details at 9/30/09 Chesapeake Energy 9.1% IPO 4/8/87 DIRECTV 9.1% Assets $8.0 billion Dell 8.1% # of Securities 17 Walt Disney 5.9% YTD Expense ratio 0.92% Liberty Media Interactive 5.3% YTD Turnover 23% Liberty Media Entertainment 5.2% Wtd. market cap $22.2 billion NipponKoa 5.0% Symbol LLPFX Marriott 4.9% Net Asset Value $22.99 Yum! Brands 4.8% Cemex 4.8% 12

Longleaf Partners Fund Performance Periods ending 9/30/09, net of fees Cumulative Total Return IPO 1 year 5 years 10 years 15 years 20 years (4/8/87) LLPF -4.4% -2.7% 59.2% 251.5% 559.6% 901.5% Inflation + 10% 8.7% 81.1% 226.2% 484.2% 1006.6% 1450.4% S&P 500 -6.9% 5.2% -1.5% 201.0% 366.2% 508.3% Annualized Return IPO 1 year 5 years 10 years 15 years 20 years (4/8/87) LLPF -4.4% -0.5% 4.8% 8.7% 9.9% 10.8% Inflation + 10% 8.7% 12.6% 12.6% 12.5% 12.8% 13.0% S&P 500 -6.9% 1.0% -0.2% 7.6% 8.0% 8.4% This material should be preceded or accompanied by a Prospectus. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445- 9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund. 13

Longleaf Partners Fund Performance Yearly Performance, net of fees as of 9/30/09 Year Net S&P 500 Year Net S&P 500 1987* -13.0% -13.3% 1998 14.3% 28.6% 1988 35.2% 16.6% 1999 2.2% 21.0% 1989 23.3% 31.7% 2000 20.6% -9.1% 1990 -16.4% -3.1% 2001 10.3% -11.9% 1991 39.2% 30.5% 2002 -8.3% -22.1% 1992 20.5% 7.6% 2003 34.8% 28.7% 1993 22.2% 10.1% 2004 7.1% 10.9% 1994 9.0% 1.3% 2005 3.6% 4.9% 1995 27.5% 37.6% 2006 21.6% 15.8% 1996 21.0% 23.0% 2007 -0.4% 5.5% 1997 28.3% 33.4% 2008 -50.6% -37.0% *Partial year, initial public offering 4/8/87 YTD 46.5% 19.3% This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Fund and its respective benchmark for the one, five, and ten year period ended September 30,2009 are as follows: Longleaf Partners Fund, -4.4%,-0.5%, and 4.8%; S&P 500 Index,-6.9%,1.0%, and -0.2%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund. 14

Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 16

Appendix — Biographies Client Portfolio Managers Jim Barton, Jr., CFA Vice President Southeastern since 1998. 1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis. 1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany. B.A. (History) Dartmouth College, 1989 Tim Cook Vice President Southeastern since 2008. Based in London. 2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT. 2000-2001, Managing Director, Techpacific, San Francisco. 1994-2000, Senior Managing Director, Bear Stearns, New York. 1989-1994, Director, Jardine Fleming, Hong Kong. 1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong. 1985-1987, Institutional Sales, Crosby Securities, Hong Kong. B.A. (Fine Arts) Washington and Lee University, 1984 Lee B. Harper Vice President Southeastern since 1993. 1989-1993, Consultant, IBM, Memphis. 1985-1987, Business Analyst, McKinsey & Company, Atlanta. B.A. (History, Communications) University of Virginia, 1985 M.B.A. Harvard Business School, 1989 17

Appendix — Biographies Client Portfolio Managers Continued Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 18

Contact Information US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Contacts Jim Barton jbarton@llpf.com Tim Cook tcook@llpf.com Lee Harper lharper@llpf.com Gwin Griesbeck ggriesbeck@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 19

Longleaf Partners Small-Cap Fund

Firm Overview Year Founded 1975 Location Memphis, TN (Headquarters), London, Tokyo & Singapore Staff 55 employees Assets Under Management (9/30/09) $32.2 billion US large cap equities (limited capacity) $16.8 billion (Longleaf Partners Fund $7.9 billion) US small cap equities (closed) $2.4 billion (Longleaf Partners Small-Cap Fund $2.4 billion) International equities $3.1 billion (Longleaf Partners International Fund $2.2 billion) Global equities $9.9 billion Ownership Structure Independent; 100% employee owned Partnership Investing Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group Investment Discipline Value oriented; long time horizon; concentrated; bottom-up Target Return Inflation + 10% Portfolio Management Research driven team approach 2

Representative Separate Account Client List Corporate Retirement Plans American Airlines Lloyds TSB Pactiv Bhs Lonza America Parker Hannifin Cable & Wireless National Australia Group Pearson Group Pension Cox Enterprises National Grid USA Rollins DSG Nestle Smurfit-Stone EDS Northern Foods Stagecoach General Mills Northrop Grumman Kellogg Company OfficeMax Lloyd’s Register Ormet Academic Institutions Allegheny College Groton School University of Nebraska Claremont McKenna College Hamilton College University of Pennsylvania Cornell University Syracuse University University of Pittsburgh Georgia Tech Temple University University of Rochester Grinnell College University of Colorado Wellesley College Foundations and Nonprofit Institutions American Legacy Foundation Dana-Farber Cancer Institute The Nature Conservancy American Museum of Natural History Kauffman Foundation The New York Public Library American Psychological Association The Andrew W. Mellon Foundation Yawkey Foundation Carnegie Institution of Washington The Church Pension Fund Clients on the list consist of separate institutional equity accounts representative of each category as of 9/30/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approveof Southeastern or the services it provides. 3

Research/Portfolio Management Team Research Analysts/Fund Portfolio Managers Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Josh Shores Memphis Ken Siazon Singapore/Tokyo Client Portfolio Managers Jim Barton Memphi Tim Cook London Gwin Griesbeck London Lee Harper MemphiFrank Stanley MemphiGary Wilson Memphi Full biographies begin on page 15. 4

Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. ·Stocks represent ownership in a business enterprise. ·Every business enterprise has a value. ·With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: ·It protects capital from significant loss over the long-term. ·It allows for large reward when the value is recognized. 5

Security Selection Criteria Good Business Good People ·Understandable •Honorable and Trustworthy •Financially Sound •Capable Operators •Competitive Advantages •Capable Capital Allocators •Pricing Power •Shareholder-oriented •Generates Free Cash Flow •Proper Incentives which will grow Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF ·Current Liquidation Value •Comparable Business Sales 6

Investment = Safety of Principal + Adequate Return Value or Price per share $80 $70 $60 $50 $40 Market Price/Share $30 $20 $10 Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process # of companies Participants 4,000+ Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input Undervaluation with Team debates case 40 2+ analysts scrutinize Good Business/People management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments Portfolio Construction · Pay 60% of intrinsic value to ensure a • Concentrate in 18-22 most qualified names wide margin of safety for adequate diversification · Own competitively advantaged • Manage portfolio exposure: companies — Normal position size 5% with · Partner with high quality management occasional overweights · Own financially sound companies — Stock ownership typically <15% · Invest for the long-term (turnover — 3 name limit in same industry averages 20%) • Hold cash if no qualifying investments · Research team makes decisions • Comply with individual client guidelines · Devil’s Advocate role • Research team decides firm-wide changes · Client portfolio managers monitor individual portfolios in real time 10

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners Small-Cap Fund Information Top 10 Holdings at 9/30/09 Portfolio Details at 9/30/09 Fairfax Financial 8.9% IPO 2/21/89 tw Telecom 8.2% Assets $2.4 billion Washington Post 6.5% # of Securities 20 Fair Isaac 6.3% YTD Expense ratio 0.96% Pioneer Natural Resources 6.0% YTD Turnover 13.0% Dillard’s 5.3% Wtd. market cap $3.1 billion Service Corps International 5.1% Symbol LLSCX Discovery Communications 4.9% Net Asset Value $20.27 Everest Re 4.8% Wendy’s/Arby’s 4.6% 12

Longleaf Partners Small-Cap Fund Performance Periods ending 9/30/09, net of fees Cumulative Total Return IPO 1 year 5 years 10 years 15 years (2/21/89) LLSC -0.2% 20.9% 104.5% 370.7% 586.1% Russell 2000 -9.6% 12.7% 61.1% 188.8% 421.5% Annualized Return IPO 1 year 5 years 10 years 15 years (2/21/89) LLSC -0.2% 3.9% 7.4% 10.9% 9.8% Russell 2000 -9.6% 2.4% 4.9% 7.3% 8.4% This material should be preceded or accompanied by a Prospectus. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund. 13

Longleaf Partners Small-Cap Fund Performance Yearly Performance, net of fees Year Net Russell 2000 Year Net Russell 2000 1989*# 25.5% 10.6% 1999 4.1% 21.3% 1990* -30.1% -19.5% 2000 12.8% -3.0% 1991* 26.3% 46.0% 2001 5.5% 2.5% 1992 6.9% 18.4% 2002 -3.7% -20.5% 1993 19.8% 18.9% 2003 43.9% 47.3% 1994 3.7% -1.8% 2004 14.8% 18.3% 1995 18.6% 28.5% 2005 10.8% 4.6% 1996 30.6% 16.5% 2006 22.3% 18.4% 1997 29.0% 22.4% 2007 2.8% -1.6% 1998 12.7% -2.6% 2008 -43.9% -33.8% 9/30/09 39.0% 22.4% # Partial year, initial public offering on 2/21/89 — 12/31/89 *From public offering through 3/31/91, Fund was managed by a different portfolio manager. This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Small-Cap Fund and its respective benchmark for the one, five, and ten year period ended September 30,2009 are as follows: Longleaf Partners Small-Cap Fund,-0.20%, 3.86%, and 7.42%; Russell 2000Index,-9.55%, 2.41%, and 4.88%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund. 14

Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 16

Appendix — Biographies Client Portfolio Managers Jim Barton, Jr., CFA Vice President Southeastern since 1998. 1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis. 1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany. B.A. (History) Dartmouth College, 1989 Tim Cook Vice President Southeastern since 2008. Based in London. 2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT. 2000-2001, Managing Director, Techpacific, San Francisco. 1994-2000, Senior Managing Director, Bear Stearns, New York. 1989-1994, Director, Jardine Fleming, Hong Kong. 1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong. 1985-1987, Institutional Sales, Crosby Securities, Hong Kong. B.A. (Fine Arts) Washington and Lee University, 1984 Lee B. Harper Vice President Southeastern since 1993. 1989-1993, Consultant, IBM, Memphis. 1985-1987, Business Analyst, McKinsey & Company, Atlanta. B.A. (History, Communications) University of Virginia, 1985 M.B.A. Harvard Business School, 1989 17

Appendix — Biographies Client Portfolio Managers Continued Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 18

Contact Information US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Contacts Jim Barton jbarton@llpf.com Tim Cook tcook@llpf.com Lee Harper lharper@llpf.com Gwin Griesbeck ggriesbeck@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 19

Longleaf Partners International Fund Presentation

Firm Overview Year Founded 1975 Location Memphis, TN (Headquarters), London, Tokyo & Singapore Staff 55 employees Assets Under Management (9/30/09) $32.2 billion US large cap equities (limited capacity) $16.8 billion (Longleaf Partners Fund $7.9 billion) US small cap equities (closed) $2.4 billion (Longleaf Partners Small-Cap Fund $2.4 billion) International equities $3.1 billion (Longleaf Partners International Fund $2.2 billion) Global equities $9.9 billion Ownership Structure Independent; 100% employee owned Partnership Investing Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group Investment Discipline Value oriented; long time horizon; concentrated; bottom-up Target Return Inflation + 10% Portfolio Management Research driven team approach 2

Representative Separate Account Client List Corporate Retirement Plans American Airlines Lloyds TSB Pactiv Bhs Lonza America Parker Hannifin Cable & Wireless National Australia Group Pearson Group Pension Cox Enterprises National Grid USA Rollins DSG Nestle Smurfit-Stone EDS Northern Foods Stagecoach General Mills Northrop Grumman Kellogg Company OfficeMax Lloyd’s Register Ormet Academic Institutions Allegheny College Groton School University of Nebraska Claremont McKenna College Hamilton College University of Pennsylvania Cornell University Syracuse University University of Pittsburgh Georgia Tech Temple University University of Rochester Grinnell College University of Colorado Wellesley College Foundations and Nonprofit Institutions American Legacy Foundation Dana-Farber Cancer Institute The Nature Conservancy American Museum of Natural History Kauffman Foundation The New York Public Library American Psychological Association The Andrew W. Mellon Foundation Yawkey Foundation Carnegie Institution of Washington The Church Pension Fund Clients on the list consist of separate institutional equity accounts representative of each category as of 9/30/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides. 3

Research/Portfolio Management Team Research Analysts/Fund Portfolio Managers Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Josh Shores Memphis Ken Siazon Singapore/Tokyo Client Portfolio Managers Jim Barton Memphi Tim Cook London Gwin Griesbeck London Lee Harper Memphi Frank Stanley Memphi Gary Wilson Memphi See appendix for full biographies. 4

Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. ·Stocks represent ownership in a business enterprise. ·Every business enterprise has a value. ·With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: ·It protects capital from significant loss over the long-term. ·It allows for large reward when the value is recognized. 5

Security Selection Criteria Good Business Good People ·Understandable •Honorable and Trustworthy •Financially Sound •Capable Operators •Competitive Advantages •Capable Capital Allocators •Pricing Power •Shareholder-oriented •Generates Free Cash Flow •Proper Incentives which will grow Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF ·Current Liquidation Value •Comparable Business Sales 6

Investment = Safety of Principal + Adequate Return Value or Price per share $80 $70 $60 $50 $40 Market Price/Share $30 $20 $10 Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process # of companies Participants 4,000+ Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input Undervaluation with Team debates case 40 2+ analysts scrutinize Good Business/People management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments Portfolio Construction · Pay 60% of intrinsic value to ensure a • Concentrate in 18-22 most qualified names wide margin of safety for adequate diversification · Own competitively advantaged • Manage portfolio exposure: companies — Normal position size 5% with · Partner with high quality management occasional overweights · Own financially sound companies — Stock ownership typically <15% · Invest for the long-term (turnover — 3 name limit in same industry averages 20%) • Hold cash if no qualifying investments · Research team makes decisions • Comply with individual client guidelines · Devil’s Advocate role • Research team decides firm-wide changes · Client portfolio managers monitor individual portfolios in real time 10

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners International Fund Information Top 10 Holdings at 9/30/09 Portfolio Details at 9/30/09 Fairfax Financial Holdings 10.0% IPO 10/26/98 NipponKoa Insurance 8.0% Assets $2.2 billion Genting Berhad 7.6% # of Securities 19 Cheung Kong 7.4% YTD Expense ratio 1.7% ACS Actividades 7.0% YTD Turnover 8.7% Cemex 5.9% Wtd. market cap $14.0 billion Accor 5.0% Symbol LLINX Philips 4.9% Net Asset Value $13.46 Olympus 4.8% Dell 4.7% 12

International Equity Performance Longleaf Partners International Fund performance for periods ending 9/30/09, net of fees Cumulative Total Return Annualized Return IPO IPO 1 year 5 years 10 years (10/26/98) 1 year 5 years 10 years (10/26/98) LLIN -0.8% 21.5% 101.7% 174.4% -0.8% 4.0% 7.3% 9.7% Inflation + 10% 8.7% 81.1% 226.2% 267.3% 8.7% 12.6% 12.6% 12.7% MSCI EAFE 3.2% 34.3% 28.7% 52.6% 3.2% 6.1% 2.6% 4.0% The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index (EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Historic numbers include periods in which LLIN used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Current performance of LLIN may be higher or lower than the performance shown. Call 800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing. 13

International Equity Performance Longleaf Partners International Fund Yearly Performance, net of fees as of 9/30/09 Year Net MSCI EAFE 1998* 9.0% 10.9% 1999 24.4% 27.0% 2000 25.9% -14.1% 2001 10.5% -21.4% 2002 -16.5% -15.9% 2003 41.5% 38.6% 2004 10.2% 20.3% 2005 12.9% 13.5% 2006 17.1% 26.3% 2007 15.3% 11.2% 2008 -39.6% -43.4% YTD 21.4% 29.0% *Partial year, initial public offering 10/26/98 Average annual total returns for the Longleaf Partners International Fund (LLIN) and its benchmark for the one, five, and ten year period ended September 30, 2009 are as follows: LLIN, -0.8%, 3.9%, 7.3%; EAFE,3.2%, 6.1%, 2.6%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. Historic numbers include periods in which LLIN used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Current performance of LLIN may be higher or lower than the performance shown. Call 800-445-9469 or viewwww.longleafpartners.com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing 14

Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 16

Appendix — Biographies Client Portfolio Managers Jim Barton, Jr., CFA Vice President Southeastern since 1998. 1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis. 1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany. B.A. (History) Dartmouth College, 1989 Tim Cook Vice President Southeastern since 2008. Based in London. 2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT. 2000-2001, Managing Director, Techpacific, San Francisco. 1994-2000, Senior Managing Director, Bear Stearns, New York. 1989-1994, Director, Jardine Fleming, Hong Kong. 1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong. 1985-1987, Institutional Sales, Crosby Securities, Hong Kong. B.A. (Fine Arts) Washington and Lee University, 1984 Lee B. Harper Vice President Southeastern since 1993. 1989-1993, Consultant, IBM, Memphis. 1985-1987, Business Analyst, McKinsey & Company, Atlanta. B.A. (History, Communications) University of Virginia, 1985 M.B.A. Harvard Business School, 1989 17

Appendix — Biographies Client Portfolio Managers Continued Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 18

Contact Information US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Contacts Jim Barton jbarton@llpf.com Tim Cook tcook@llpf.com Lee Harper lharper@llpf.com Gwin Griesbeck ggriesbeck@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 19

Southeastern and Longleaf Periods of Underperformance/Outperformance
SAM net composite and Longleaf Partners Fund returns (cumulative) in previous/current periods

	Underperformance		Outperformance
PREVIOUS PERIODS	Return for Period		1 Year after Period		3 Years after Period
Southeastern Composite Returns	SAM	+/-S&P	SAM	+/-S&P	SAM	+/-S&P
5 Quarters ended 6/30/82	-17.23%	-3.65	76.30%	+15.00	154.72%	+53.32

Longleaf Partners Fund Returns

5 Quarters ended 12/31/90	-20.10%	-19.00	39.19%	+8.72	104.89%	+50.33

7 Quarters ended 3/31/00	-6.47%	-41.72	27.00%	+48.68	27.63%	+68.56
CURRENT PERIOD
Longleaf Partners Fund Returns

	LLPF	+/-S&P 500		LLPF	+/-S&P 500
6/30/07 – 11/20/08	-58.37%	-19.85	11/20/08 – 10/23/09	+84.77%	+37.88

*	Note that the index number is the difference between Southeastern’s return and the index, not the actual return of the compared benchmark.
Average annual total returns for Longleaf Partners Fund and the S&P 500 benchmark for the one, five and ten year periods ended September 30, 2009 are as follows:

	1 Year	5 Year	10 Year
Longleaf Partners Fund	-4.37%	-0.54%	4.76%
S&P 500	-6.91%	1.02%	-0.15%
Southeastern’s U.S. Equity Composite data appears for periods prior to Longleaf Partners Fund’s (LLPF) inception. The returns of the U.S. Equity composite are not those of LLPF and do not indicate past or future performance of LLPF. Because LLPF may be managed differently than separate accounts, returns may differ. See below for details of the U.S. Equity Composite. The time periods selected represent periods when the U.S. Equity Composite and LLPF significantly underperformed the index and were negative. Current circumstances may not be comparable.
LLPF returns and those of the unmanaged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance shown. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges, and expenses of the Longleaf Partners Funds.
The U.S. Equity Composite consists of all discretionary separate accounts managed under Southeastern’s domestic investment mandate with $10 million or more market value at the end of the reporting period. Small-cap accounts and accounts that hold securities not traded in the U.S. are excluded. Only domestic accounts managed without regard to tax considerations and without 100% directed brokerage activity are included. Accounts with a high degree of concentration (defined as normally holding 10 or fewer issuers) are excluded. Prior to 1991, the composite had the same inclusion criteria except that the minimum account size was $2 million, and prior to July 1, 2007 those accounts, 100% of whose brokerage activity was directed, were not excluded from the composite. Past performance is no guarantee of future results; we may not achieve our target return. Valuations are computed and performance reported in US Dollars. Calculations are dollar-weighted except that prior to 1993 they were equal-weighted. Southeastern uses a modified cash basis of accounting for recording income and expenses on its clients’ portfolios unless contractually obligated to do otherwise. Dividends on equities and earnings on short-term cash investments are recorded when received. Southeastern does not claim compliance with GIPS Standards. The investment returns of the composite have been examined by KPMG annually since 1980. We have presented results net of fees. Since fee structures can differ, i.e. performance-based fees, we suggest use of the gross performance and reference to our standard fees which are presented in Part II of our ADV. Details concerning the composite and calculations are as follows:
1. The composite at 9/30/2009 consists of 92 accounts. Accounts are added to the composite when they have met the inclusion criteria for an entire quarter. Terminated accounts are included up to the quarter immediately preceding cessation of discretionary authority and remain in all historical data.
2. At 9/30/2009 this composite totaled $7.9 billion. This is approximately 89.8% of domestic separate account assets (excluding small-cap), 43.0% of the assets of all accounts managed without regard to tax considerations, and 24.6% of total assets under management.
3. There may be market or economic conditions which impact our performance and that of the S&P 500 Index either positively or negatively during certain periods. For example, during the period from 1998-2001, growth and technology stocks went from widely favored to widely disfavored. This market phenomenon accounts in part for the wide divergence between Southeastern’s performance and that of the index during this period. In addition, since Southeastern buys concentrated positions for its clients’ portfolios (usually 5% at cost), and since Southeastern will hold cash reserves (at times in excess of 20%) if qualifying investments are not available, performance may be more volatile than an index, and may diverge more widely from an index (either positively or negatively) or widely diversified portfolios.